SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FOURTH QUARTER 2009 AND YEAR 2009 CONSOLIDATED RESULTS

February 10, 2010 – VIVO Participações S.A. announces today its consolidated results for the fourth quarter 2009 (4Q09) and for the year 2009. The Company’s operating and financial information is presented in Brazilian Reais in accordance with Brazilian Corporate Law, and the comparable figures refer to the fourth quarter (4Q08), except as otherwise mentioned.

Vivo closed year 2009 by keeping and consolidating its leadership position in the most different aspects: it has the highest market share, is the best company in service quality and customer service and has the largest 3G coverage in Brazil, among other points that are worthy of mention. Thus, the company reaffirmed its position as the best option among all the mobile telecom operators in Brazil, providing differentiated products, services and plans for people to connect themselves each time more, at any time, in any place.

Price as of
02/09/2010

Per share
ON - VIVO3 - R$ 52.50
PN - VIVO4 -  R$ 53.86
ADR – VIV – US$ 28.98

Capital Stock
12/31/2009

Free Float- ON Shares       11.1%
Free Float- PN Shares       55.5%
Free Float- Total                40.3%
Treasury Shares                   0.3%
Controlling Group             59.4%
Total ON Shares      137.269.188
Total PN Shares       263.444.639

 Stock Performance
In 4Q09

Market Cap R$  21.8 billion
as of 09/30/2009

HIGHLIGHTS

  Net profit of R$ 857.5 million in the year-to-date, 120.0% higher than the amount recorded in 2008; having reached R$221.6 million in 4Q09;

  Net Service Revenue of R$3,917.3 million in the quarter, representing an increase of 3.4% over 4Q08. In the 2009 year-to-date, it recorded a growth of 5.9% over 2008;

  Sustained growth in data and VAS revenue, which increased 64.8% and 22.5% in the comparison with 4Q08 and 3Q09, respectively, representing 16.0% of the net service revenue in the quarter;

  The access to 3G data plans, through smartphones and data cards, grew 152% in the comparison with 4Q08;

  EBITDA margin in the quarter of 32.7%, remaining stable in percentage terms over 4Q08. EBITDA reached R$ 1,412.3 million in the quarter, a growth of 1.1% in comparison with 4Q08. In the 2009 year-to-date, the margin was 31.9% with a growth of 7.2% over the previous year;

  The provision for doubtful accounts recorded R$ 40.2 million in the quarter, representing 0.7% of the gross revenue, a reduction of 32.4% in relation to 4Q08;

  In 4Q09, Vivo managed to attract 2,897 thousand new customers, representing 37.0% in share of net additions. When compared to 4Q08 growth in net additions was of 8.5%. In the year-to-date, it totaled 6,799 thousand new accesses;

  In December, Vivo’s customer base reached 51,744 thousand accesses, increasing its market share to 29.75%. In the post-paid segment, the market share was 32.2%, reaffirming its leadership in the domestic market in these two indicators;

  The customer base grew 15.1% in 2009 when compared to last year;

  In December 2009, the 3G network already served 579 municipalities, reaching more than 60% of the population;

  The GSM/WCDMA operation recorded more than 43.5 million accesses, representing 84.1% of the total customer base;

  SAC (subscriber acquisition cost) of R$ 58 in the quarter, a reduction of 21.6% and 24.7%in relation to 4Q08 and 3Q09, respectively;

  Operating cash generation before investment and financing activities, obtained from the “Indirect Cash Flow” totals R$1,287.8 million in the quarter. After investment activities it recorded a cash generation of R$ 835.8 million in the quarter and of R$2,545.6 million in the year-to-date;

  The net debt recorded a reduction of 28.6% in the year, totaling R$3,786.0 million, resulting in a Net Debt/EBITDA rate of 0.73. In 4Q09, the long term debt represented 81% of the total, 20 percentage points higher than in 4Q08.

Basis for presentation of results
Figures disclosed are subject to differences, due to rounding-up procedures. Information for 2008 was prepared in consolidation with the results of Telemig Celular Participações, except for 1Q08 (prepared on a combined basis), thus allowing comparison with the year-to-date results for 2009, in which Telemig data is already consolidated and, whenever applicable, re-classified. Worthy of mention that year-to-date figures for 2008 are positively impacted by the R$240 million of ICMS tax reversal in Telemig.

HIGHLIGHTS
						Consolidated	Combined
	Consolidated	Consolidated		Consolidated		Accumulated
R$ million	4 Q 09	3 Q 09	Δ%	4 Q 08	Δ%	2009	2008	Δ%
Net operating revenue	4,319.9	4,087.5	5.7%	4,268.3	1.2%	16,363.2	15,819.1	3.4%
Net service revenues	3,917.3	3,788.7	3.4%	3,788.8	3.4%	15,005.7	14,170.0	5.9%
Net handset revenues	402.6	298.8	34.7%	479.5	-16.0%	1,357.5	1,649.1	-17.7%
Total operating costs	(2,907.6)	(2,683.2)	8.4%	(2,872.0)	1.2%	(11,144.9)	(10,951.6)	1.8%
EBITDA	1,412.3	1,404.3	0.6%	1,396.3	1.1%	5,218.3	4,867.5	7.2%
EBITDA Margin (%)	32.7%	34.4%	-1.7 p.p.	32.7%	0.0 p.p.	31.9%	30.8%	1.1 p.p.
Depreciation and amortization	(833.6)	(797.1)	4.6%	(805.8)	3.4%	(3,257.5)	(3,030.5)	7.5%
EBIT	578.7	607.2	-4.7%	590.5	-2.0%	1,960.8	1,837.0	6.7%
Net income	221.6	340.0	-34.8%	222.1	-0.2%	857.5	389.7	120.0%
Capex	672.5	548.7	22.6%	1,319.8	-49.0%	2,369.3	4,015.6	-41.0%
Capex over net revenues	15.6%	13.4%	2.2 p.p.	30.9%	-15.3 p.p.	14.5%	25.4%	-10.9 p.p.
Accesses (thousand)	51,744	48,847	5.9%	44,945	15.1%	51,744	44,945	15.1%
Net additions (thousand)	2,897	2,028	42.9%	2,669	8.5%	6,799	7,561	-10.1%

                                       Investments (CAPEX)

Investments in the GSM and WCDMA networks.

CAPEX represents 15.6% of the net revenue in 4Q09, and 14.5% in the year. The expenditures continued to be intended for ensuring: increase in the coverage of the 3rd and 2nd generation networks, expansion of capacity in regions where demand exists, especially the Northeast region, and achievement of goals set forth by Anatel. In addition to the investments in networks, we invested funds for increasing systems capacity, both in hardware and software and for the development and modernization of the customer care network. The year-to-date CAPEX amounted R$ 2,369.3 million, lower than the amount recorded in the same period of previous year, in which licenses were acquired, coverage in Northeast region was started and 3G investments was made. For fiscal year 2010, the Board of Directors of Vivo approved total CAPEX of R$2,490 million.

CAPEX - VIVO
				Consolidated	Combined
	Consolidated	Consolidated	Consolidated
R$ million	4 Q 09	3 Q 09	4 Q 08	2009	2008

Network	407.3	332.7	978.4	1,522.3	1,988.7
Technology / Information System	114.6	105.3	109.8	346.7	292.6
Adjust of Licenses to Present Value (Inst CVM 469/08)	0.0	0.0	74.8	0.0	1,197.7
Products and Services, Channels, Administrative and others	150.6	110.7	156.8	500.3	536.6
Total	672.5	548.7	1,319.8	2,369.3	4,015.6
% Net Revenues	15.6%	13.4%	30.9%	14.5%	25.4%

CONSOLIDATED/COMBINATED STATEMENTS OF CASH FLOWS
(In millions of Brazilian reais)	4Q09	3Q09	4Q08	2009	2008
Cash generation provided by operating activities	1,287.8	1,168.6	361.2	4,819.4	5,193.4
Cash applied by investing activities	(452.0)	(548.2)	(294.6)	(2,273.8)	(5,755.2)
Cash flow after investing activities	835.8	620.4	66.6	2,545.6	(561.8)
Cash applied by financing activities	(434.6)	(1,471.8)	202.6	(3,469.9)	543.4
Cash flow after financing activities	401.2	(851.4)	269.2	(924.3)	(18.4)
Cash and Equivalents at the beginning	857.4	1,708.8	1,913.7	2,182.9	2,201.3
Cash and Equivalents at the end	1,258.6	857.4	2,182.9	1,258.6	2,182.9

Cash generation of R$ 2,545.6 million in the year, after investment activities

In 4Q09 the Company generated R$1,287.8 million of operating cash, part of which was used for payments of investments effected (R$ 452.0 million). The cash balance remaining after the investment activities (R$835.8 million) together with the available cash, was used for payment of loans and their related hedge due in the period. After the investment and financing activities, the Company recorded cash and cash equivalent generation of R$401.2 million.

In the comparison with 3Q09, a growth of R$119.2 million was recorded in cash generated from operating activities. This growth is due to increased operating revenue in the period, partially offset by operating disbursement in excess of what was recorded in 3Q09. The reduction in cash consumption of R$96.2 million in the investment activities refers to the de-acceleration in the Capex realization in the last quarter of the year, which resulted in cash flow after investment activities of R$215.4 million higher than 3Q09. Added to this result, there was a reduction in cash consumption by the financing activities in the amount of R$ 1,037.2 million, which was mainly caused by the prepayment of 88.8% of the 3G licenses in 3Q09, allowing a positive variation in the cash flow after financing activities in the period of R$1,252.6 million.

In the comparison with 4Q08, an increase of R$926.6 million was recorded in the operating cash flow, which was due to the increased amount of operating revenue as a result of the increase in customer base. On the other hand, the investment activities increased, accounting for the consumption of R$157.4 million, which provided cash after investment activities of R$769.2 million in excess of what was recorded in 4Q08. As for the financing activities, in the 4Q09 there was more payment of loans and the corresponding hedges, as well as payments of dividends and interest on the own capital, resulting in a consumption of R$637.2 million, which caused the cash flow after financing activities to record an increase of R$132.0 million.

The figures mentioned here are part of the “Statement of Indirect Cash Flow” presented on page 16.

CONSOLIDATED OPERATING PERFORMANCE - VIVO
						Accumulated
	4 Q 09	3 Q 09	Δ%	4 Q 08	Δ%	2009	2008	Δ%

Total number of accesses (thousand)	51,744	48,847	5.9%	44,945	15.1%	51,744	44,945	15.1%
Contract	9,784	9,267	5.6%	8,561	14.3%	9,784	8,561	14.3%
Prepaid	41,960	39,580	6.0%	36,384	15.3%	41,960	36,384	15.3%
Market Share (*)	29.75%	29.40%	0.35 p.p.	29.84%	-0.09 p.p.	29.75%	29.84%	-0.09 p.p.
Net additions (thousand)	2,897	2,028	42.9%	2,669	8.5%	6,799	7,561	-10.1%
Market Share of net additions (*)	37.0%	31.2%	5.8 p.p.	27.1%	9.9 p.p.	29.2%	25.5%	3.7 p.p.
Market penetration	90.5%	86.8%	3.7 p.p.	79.1%	11.4 p.p.	90.5%	79.1%	11.4 p.p.
SAC (R$)	58	77	-24.7%	74	-21.6%	77	80	-3.8%
Monthly Churn	2.5%	2.5%	0.0 p.p.	2.5%	0.0 p.p.	2.5%	2.6%	-0.1 p.p.
ARPU (in R$/month)	26.1	26.4	-1.1%	29.1	-10.3%	26.5	29.2	-9.2%
ARPU Inbound	10.6	11.0	-3.6%	12.4	-14.5%	11.0	12.9	-14.7%
ARPU Outgoing	15.5	15.4	0.6%	16.7	-7.2%	15.5	16.3	-4.9%
Total MOU (minutes)	119	89	33.7%	85	40.0%	82	87	-5.7%
MOU Inbound	27	28	-3.6%	31	-12.9%	28	32	-12.5%
MOU Outgoing	92	61	50.8%	54	70.4%	54	55	-1.8%
Employees	10,598	10,561	0.4%	8,386	26.4%	10,598	8,386	26.4%
(*) source: Anatel

                                   OPERATING HIGHLIGHTS

Quality, differentiated offers and actions to develop customer base contributed to the increase in the number of accesses.
  Vivo’s customer base at the end of 4Q09 recorded 51,744 thousand accesses, of which more than 43.5 million in GSM/WCDMA technology. Differentiated offers and solutions, campaigns and actions towards developing the customer base, quality leadership and the portfolio of plans and handsets contributed to such growth, keeping Vivo in a leadership position, with its market share at 29.75%.

  Net additions in 4Q09 totaled 2,897 thousand new accesses, representing an 8.5% growth in relation to 4Q08. With a share of net additions of 37.0%, Vivo was the leader in number of acquisitions. In 2009, net additions came to 6,799 thousand new accesses, with 29.2% participation in the acquisitions.

  Worthy of mention is the performance of the data segment with more than 12.7 million unique Internet users. This represents a growth of 58% over 4Q08, including WAP users, and use of mobile internet through smartphones and datacards, reflecting the company’s strategy to seek leadership in this segment.

  Since Portability was implemented in Brazil, Vivo has recorded a positive balance, especially in the postpaid and corporate segments, which are more profitable, thus expressing the company’s attractiveness in the domestic market and the success of its service quality policy, in addition to the offer of extremely differentiated promotions, which stimulate connection by its customers.

Acquisition cost rationality reduces SAC by 21.6% in 4Q09.
  SAC of R$ 58 in 4Q09 is 21.6% lower than in 4Q08, and 24.7% lower in the comparison with 3Q09. SAC in 2009 was R$77, 3.8% lower than in 2008. The reductions recorded in the compared periods reflect our sustained rationality in the acquisition of clients.  The growth in sales of SIM Cards Only with GSM technology also contributed to the above referred decrease.

Churn remained stable in the quarter. ARPU of R$ 26.1 in the quarter, a small dilution in relation to the previous quarter.
  Churn of 2.5% in the quarter, stable between the compared periods, reflects Vivo’s success in its efforts to retain customers. Vivo has managed to keep this indicator under control thanks to segmented actions.

  Vivo has continued to intesify its efforts for ensuring loyalty and retention of its customer base, minimizing possible impacts arising out of the highly competitive scenario. The Reward Program has continued to be strongly used in the exchange of handsets and in the shielding of the customer base, being consolidated as the main relationship tool as regards post-paid customers.

  Additionally, communication actions have been developed for generating identification and proximity to the pre-paid potential customers, showing that Vivo has offers, rates and promotions that meet their needs. For the post-paid customers, Vivo improved its portfolio of offers with the launching of the “Vivo Você” plans. They provided the customer with even better possibilities for tailoring their plans, allowing the user to choose between two free service packages, according to what he/she uses more. Among the options, the “Unlimited roaming and long distance minutes” is worthy of mention. With this package, the customer may travel throughout Brazil and use his/her line without collection of any additional or fees for originating or receiving calls”.

  The ARPU of R$ 26.1 in the quarter recorded a reduction of 10.3% in relation to 4Q08. When compared to 3Q09, the ARPU recorded a slight reduction, even considering the growth in the number of accesses. Vivo is acting to stimulate communication among its customers by means of offers of value-added services, thus seeking to neutralize the effects of the competitors’ actions and of the multiple offers of SIM Cards, which dilute users consumption.

  The Outgoing ARPU in 4Q09 recorded a slight increase of 0.6% in relation to 3Q09 and a drop of 7.2% in relation to 4Q08, due to increased use of bonuses.  The Incoming ARPU, on its turn, decreased by 14.5% in the comparison with the same period of last year, mainly due to the increased penetration of the mobile telephone service in Brazil.

  The Outgoing ARPU has grown more than the Incoming ARPU, constantly decreasing the dependence on the interconnection traffic revenue.

  Worthy of mention is the data ARPU growth, which increased by 44.8% and by 16.7% in relation to 4Q08 and 3Q09, respectively.

Growth of the outgoing traffic due to the campaigns to increase usage
  The Blended MOU of 119 minutesin 4Q09 increased by 40.0% and by 33.7% in relation to 4Q08 and 3Q09, respectively. Worthy of mention is the increase of 70.4% and of 50.8% of the outgoing MOU in the comparison of 4Q09 with 4Q08, and with 3Q09, respectively. The growth of the Blended MOU in the quarter is a result of the actions for stimulating usage, especially the “Recharge and Win” campaign, started in September.
  The total traffic recorded a 60.8% growth in 4Q09, in the comparison with 4Q08 and 39.5% in relation to 3Q09, with emphasis to the 96.0% and 56.9% increase, respectively, in the outgoing traffic. Worthy of mention is the mobile-mobile on net outgoing traffic, which recorded a positive variation of 107.1% in relation to 4Q08. A growth of 56.5% was recorded in relation to 3Q09.

NET OPERATING REVENUES - VIVO
						Consolidated	Combined
	Consolidated	Consolidated		Consolidated		Accum
R$ million	4 Q 09	3 Q 09	Δ%	4 Q 08	Δ%	2009	2008	Δ%
Access and Usage	1,711.9	1,709.6	0.1%	1,804.2	-5.1%	6,768.6	6,494.0	4.2%
Network usage	1,540.2	1,531.5	0.6%	1,562.5	-1.4%	6,053.0	6,039.7	0.2%
Data Revenues plus VAS	625.3	510.5	22.5%	379.4	64.8%	2,035.4	1,438.9	41.5%
SMS + MMS	281.6	236.8	18.9%	193.7	45.4%	975.4	725.9	34.4%
Internet Revenues	303.3	235.8	28.6%	136.6	122.0%	894.1	507.3	76.2%
Other Data Revenues plus VAS	40.4	37.9	6.6%	49.0	-17.6%	165.9	205.7	-19.3%
Other services	39.9	37.1	7.5%	42.7	-6.6%	148.7	197.4	-24.7%
Net service revenues	3,917.3	3,788.7	3.4%	3,788.8	3.4%	15,005.7	14,170.0	5.9%
Net handset revenues	402.6	298.8	34.7%	479.5	-16.0%	1,357.5	1,649.1	-17.7%
Net Revenues	4,319.9	4,087.5	5.7%	4,268.3	1.2%	16,363.2	15,819.1	3.4%

                              OPERATING REVENUE

Growth of 5.9% in the net service revenue in 2009. Growth of 65% in data revenues and of 122% in revenues from mobile internet services IN 4Q09 over 4Q08.

Total net revenue recorded a growth of 1.2% over 4Q08. Such variation was due to the growth in the data and VAS revenue, which offsets the reduction in the revenue from access and usage and from sales of handsets. In relation to 3Q09, the total net revenue grew 5.7%, with growth in almost all its components. The reduction in the revenue from sales of handsets in 4Q09, in relation to 4Q08, was due to the increase in the acquisition of SIM Cards only customers.

"Access and usage revenue" recorded a reduction of 5.1% in relation to 4Q08 due to the increased use of bonuses given in the several campaigns to stimulate usage. When compared to 3Q09, it recorded a slight increase, as a reflex of the positive growth in the outgoing traffic. In the 2009 year-to-date, the access and usage revenue recorded an increase of 4.2%, resulting from the growth in the total outgoing traffic and in the customer base.

Data revenue plus VAS grew 64.8% and 22.5% over 4Q08 and 3Q09, respectively, representing, in this last quarter, 16.0% of the Net Service Revenue. The main factors which contributed to this continued to be: increase in the Vivo Internet service customer base, represented both by sales of Internet modems and Smartphone, terminals with the corresponding data plans, in addition to the continuous growth in the consumption of interactivity services via SMS.

Mobile Internet revenues grew 122.0% over 4Q08 and 28.6% over 3Q09, and became the more representative service in the data and VAS revenue (48.5%). The revenue obtained from SMS + MMS grew 45.4% and 18.9%, when compared to 4Q08 and 3Q09, respectively. It must be emphasized that in 3Q09 this revenue had recorded a growth of 30%, having accelerated its growth in 4Q09.

OPERATING COSTS - VIVO
						Consolidated	Combined
	Consolidated	Consolidated		Consolidated		Accum
R$ million	4 Q 09	3 Q 09	Δ%	4 Q 08	Δ%	2009	2008	Δ%
Personnel	(245.0)	(205.7)	19.1%	(205.9)	19.0%	(875.8)	(795.0)	10.2%
Cost of services rendered	(1,238.9)	(1,113.4)	11.3%	(1,062.4)	16.6%	(4,510.2)	(4,025.2)	12.0%
Leased lines	(80.7)	(75.9)	6.3%	(77.3)	4.4%	(313.1)	(268.0)	16.8%
Interconnection	(671.7)	(565.2)	18.8%	(571.9)	17.5%	(2,313.2)	(2,208.5)	4.7%
Rent/Insurance/Condominium fees	(93.5)	(92.8)	0.8%	(85.4)	9.5%	(359.6)	(291.4)	23.4%
Fistel and other taxes and contributions	(220.8)	(214.4)	3.0%	(177.7)	24.3%	(860.1)	(670.7)	28.2%
Third-party services	(171.2)	(160.0)	7.0%	(145.9)	17.3%	(630.1)	(553.5)	13.8%
Others	(1.0)	(5.1)	-80.4%	(4.2)	-76.2%	(34.1)	(33.1)	3.0%
Cost of goods sold	(491.7)	(455.2)	8.0%	(720.6)	-31.8%	(2,011.0)	(2,473.3)	-18.7%
Selling expenses	(886.8)	(854.3)	3.8%	(842.0)	5.3%	(3,404.4)	(3,300.4)	3.2%
Provision for bad debt	(40.2)	(30.2)	33.1%	(59.5)	-32.4%	(213.2)	(312.1)	-31.7%
Third-party services	(697.3)	(669.6)	4.1%	(640.0)	9.0%	(2,565.7)	(2,390.9)	7.3%
Customer loyalty and donations	(98.0)	(105.0)	-6.7%	(97.7)	0.3%	(420.7)	(438.2)	-4.0%
Others	(51.3)	(49.5)	3.6%	(44.8)	14.5%	(204.8)	(159.2)	28.6%
General & administrative expenses	(160.0)	(151.2)	5.8%	(76.4)	109.4%	(609.8)	(600.8)	1.5%
Third-party services	(126.5)	(122.2)	3.5%	(47.3)	167.4%	(491.1)	(492.0)	-0.2%
Others	(33.5)	(29.0)	15.5%	(29.1)	15.1%	(118.7)	(108.8)	9.1%
Other operating revenue (expenses)	114.8	96.6	18.8%	35.3	225.2%	266.3	243.1	9.5%
Operating revenue	227.7	196.3	16.0%	135.2	68.4%	642.6	634.0	1.4%
Operating expenses	(102.0)	(96.1)	6.1%	(97.6)	4.5%	(392.6)	(414.0)	-5.2%
Other operating revenue (expenses)	(10.9)	(3.6)	202.8%	(2.3)	373.9%	16.3	23.1	-29.4%
Total costs before depreciation / amortization	(2,907.6)	(2,683.2)	8.4%	(2,872.0)	1.2%	(11,144.9)	(10,951.6)	1.8%
Depreciation and amortization	(833.6)	(797.1)	4.6%	(805.8)	3.4%	(3,257.5)	(3,030.5)	7.5%
Total operating costs	(3,741.2)	(3,480.3)	7.5%	(3,677.8)	1.7%	(14,402.4)	(13,982.1)	3.0%

                                 OPERATING COSTS

Efficiency in Cost control contributes to Profitability increase.

The total operating costs, excluding depreciation and amortization expenses, totaled R$ 2,907.6 million in 4Q09, recording an increase of 1.2% and of 8.4% in the comparison with 4Q08 and 3Q09, respectively. Such increase is due to the commercial activity in the period. When compared to 2008, the operating costs recorded an increase of only 1.8%, coming to R$11,144.9 million in 2009, as a result of the optimum allocation of funds and of the continuous processes improvement.

Commercial efficiency maintained.

The cost of services rendered in 4Q09 increased by 16.6% over 4Q08, as a result of the 24.3% increase in the costs of Fistel Fee and other taxes due to the growth of the customer base and the increase in interconnection expenses. When compared to 3Q09 the increase is of 11.3%, due to higher interconnection expenses. In the 2009 year-to-date, the services cost increased by 12.0% over the same period of 2008, reflecting the increase in Fistel Fee and interconnection expenses.

The cost of goods sold recorded a reduction of 31.8% in the comparison between 4Q09 and 4Q08, even considering the increase in the customer base between the periods. This is partially due to the increase in sales of SIM Cards. In comparison with 3Q09, there was an increase of 8.0%, as a result of higher sales activity.

In the 4Q09, the selling expenses increased by 5.3% in relation to 4Q08. This increase is related to higher expenses with third-party services, such as sales commissions and support, due to a higher number of net additions with higher mix of postpaid and data, partially offset by the reduction in outsourced labor expenses, due to the internalization of 2,440 employees at the end of 4Q09, and to the reduction in the Provision for Doubtful Accounts. When compared to 3Q09 selling expenses grew 3.8%, due to the increase in the expenses with Provision for Doubtful Accounts and third-party services, especially commissions and Sales support, partially offset by the reduction in outsourced labor expenses, as explained above.

The Provision for Doubtful Accounts in 4Q09 showed a reduction of 32.4% in relation to 4Q08. The amount of R$ 40.2 million corresponds to 0.7% of the total gross revenue, 0.3 percentage points lower than 4Q08 (1.0%). In comparison with 3Q09, the growth was of 33.1%, up 0.2 percentage points in relation to the gross revenue. In 2009 year-to-date, the provision for doubtful accounts recorded a reduction of 31.7%, corresponding to 0.9% of the gross revenue, 0.5 percentage points down in relation to the same period of the previous year. Vivo has continued with its collection actions and strict credit granting criteria, which have maintained this item under control.

The general and administrative expenses grew 109.4% in 4Q09 in relation to 4Q08, as a result of non-recurring positive effects related to technical-administrative services, as well as settlements with suppliers which were recorded in 4Q08. In the comparison with 3Q09, there was an increase of 5.8%, reflecting the increased expenses with third-party services and others. In the 2009 year-to-date, general and administrative expenses recorded a growth of 1.5% in relation to the same period of 2008, totaling R$ 609.8 million.

Other Operating Revenues/Expenses recorded revenue of R$ 114.8 million. The comparison with 4Q08 and 3Q09 presents an increase in the revenue from recovered expenses, especially taxes. As happened in 3Q09, a positive impact was recorded in 4Q09, due to the non-recurring recovery of taxes, among other effects. Due to the elimination of “Non-operating revenue/expenses” provided for in Law nº 11.941/09, the amount of R$ 29.4 million was reclassified to “Other operating revenue (expenses)” in the 2008 accumulated income statement.

EBITDA

EBITDA margin in the 4Q09 of 32.7%, and of 31.9% in 2009.

The EBITDA (earnings before interests, taxes, depreciation and amortization) in 4Q09 was R$ 1,412.3 million, an increase of 1.1% in relation to 4Q08, with an EBITDA Margin of 32.7%. When compared to 3Q09, the EBITDA recorded a growth of 0.6%. The result recorded in 4Q09 reflects the continued growth in service revenue, combined with efficiency in the costs control, mainly due to the continuous improvement of the operating processes.

                                  DEPRECIATION AND AMORTIZATION

Depreciation and amortization expenses recorded an increase of 3.4% in 4Q09 over 4Q08, and of 4.6% over 3Q09, due to the investments in the period.

FINANCIAL REVENUES (EXPENSES) - VIVO
						Consolidated	Combined
	Consolidated	Consolidated		Consolidated		Accum
R$ million	4 Q 09	3 Q 09	Δ%	4 Q 08	Δ%	2009	2008	Δ%
Financial Revenues	22.5	45.0	-50.0%	65.2	-65.5%	209.1	330.3	-36.7%
Other financial revenues	45.9	54.7	-16.1%	90.5	-49.3%	251.6	371.8	-32.3%
(-) Pis/Cofins taxes on financial revenues	(23.4)	(9.7)	141.2%	(25.3)	-7.5%	(42.5)	(41.5)	2.4%
Financial Expenses	(139.8)	(168.3)	-16.9%	(312.7)	-55.3%	(702.9)	(871.0)	-19.3%
Other financial expenses	(129.4)	(151.4)	-14.5%	(236.4)	-45.3%	(616.1)	(547.3)	12.6%
Gains (Losses) with derivatives transactions	(10.4)	(16.9)	-38.5%	(76.3)	-86.4%	(86.8)	(323.7)	-73.2%
Exchange rate variation / Monetary variation	(19.6)	32.5	n.a.	(35.3)	-44.5%	6.6	(79.1)	n.a.
Net Financial Income	(136.9)	(90.8)	50.8%	(282.8)	-51.6%	(487.2)	(619.8)	-21.4%

Drop of 51.6% in net financial expenses in comparison with 4Q08.

Vivo’s net financial expenses increased by R$ 46.1 million in the comparison of 4Q09 over 3Q09. This increase is mainly explained by the additional expenses resulting from a higher distribution of interest on the own capital in the period, which is levied by Pis/Cofins, and from the booking of a provision for the expense of R$ 24.6 million referring to the adjustment to present value of the FAS 143 (updating of sites disassemble costs), partially offset by a reduction in the effective interest rate in the period (2.09% in 4Q09 and 2.15% in 3Q09).

When compared to 4Q08, Vivo’s net financial expenses in 4Q09 decreased by R$ 145.9 million, mainly due to the recognition of the extraordinary expense arising from the financial charges related to the 3G licenses in 4Q08, and the drop in the effective interest rate (2.09% in 4Q09 and 3.26% in 4Q08).

In the comparison between 2009 and 2008 year-to-date, Vivo’s financial expenses decreased by R$ 132.6 million. Such decrease is a result, mainly, of the extraordinary effects occurred in 2008, such as financial expenses with the 3G licenses, less cash balance invested, generating a lower financial revenue and lower indebtedness throughout year 2009, added by lower effective interest rate in 2009 (9.88% in 2009 and 12.38% in 2008).

LOANS AND FINANCING - VIVO
	CURRENCY
Lenders (R$ million)	R$	URTJLP *	UMBND **	US$	Yen	Total
Structured Operations(1)	587.5	1,470.1	4.3	642.6	-	2,704.5
Debentures	2,132.7	-	-	-	-	2,132.7
Resolution 2770	175.6	-	-	93.4	26.5	295.5
Others	-	-	-	0.2	-	0.2
Adjust "Law 11.638/07"	1.6	-	-	(5.6)	-	(4.0)
Issue Costs	(4.4)	-	-	-	-	(4.4)
Total	2,893.0	1,470.1	4.3	730.6	26.5	5,124.5
Exchange rate used	1.000000	1.974080	0.034021	1.741200	0.018809
Payment Schedule
2010	496.4	333.0	2.7	122.6	-	954.7
As from 2010	2,396.6	1,137.1	1.6	608.0	26.5	4,169.8
Total	2,893.0	1,470.1	4.3	730.6	26.5	5,124.5

(1) - Structured operations along with development banks for investments: National Bank for Economic and Social Development (BNDES), Bank of the Northeast (BNB) and European Bank of Investments (BEI).

NET DEBT - VIVO
	Consolidated
	Dec 31, 09	Sep 30, 09	Dec 31, 08
Short Term	954.7	1,645.5	3,119.8
Long Term	4,169.8	3,521.8	4,883.3
Total debt	5,124.5	5,167.3	8,003.1
Cash and cash equivalents	(1,349.1)	(946.0)	(2,271.7)
Derivatives	10.6	(14.3)	(429.3)
Net Debt	3,786.0	4,207.0	5,302.1

(*) BNDES long term interest rate unit
(**) UMBND - prepared by the BNDES, it is a basket of foreign currencies unit, US dollar predominant, considered as US$ and its wholly-owned subsidiaries.

Net Debt of R$3,786 million at the end of 2009. Debt profile improvement (81.4% at long term)

The Company recorded a debt of R$ 5,124.5 million as of December 31, 2009 (R$ 8,003.1 million as of December 31, 2008), of which 14.9% was denominated in foreign currency (UMBND, US$ and YEN), 99.8% of which being hedged. The indebtedness recorded in the 4Q09 was offset by cash and financial investments (R$ 1,349.1 million) and by derivative assets and liabilities (R$ 10.6 million payable), resulting in a net debt of R$3,786.0 million (R$ 5,302.1 million at December 31, 2008). The last portion of the credit facility granted by the BNB to the Company was released in this quarter, in the amount of R$ 134.8 million, and in October the company carried out the 4th issue of simple debentures, in the amount of R$ 810.0 million. The basic offering was of R$600 million, added by R$210 million by reason of the full exercise of the additional debentures option and of the supplementary lot option. Such issue was used for settlement of the 6th issue of Promissory Notes, in the amount of R$511.8 million (R$500.0 million of principal and R$ 11.8 million of interest), and for injection to the working capital of the company. Also in 4Q09, Vivo paid the outstanding balance of the financing of the 3G licenses, in the amount of R$163.8 million. The amount paid in 4Q09, added by the payments effected in 3Q09, settled 100% of the debt.

In the 4Q09, the gross debt remained stable in relation to 3Q09. As for the debt profile, there was a considerable improvement, once now 81.4% of the debt is at long term and 18.6% at short term (in 3Q09, 68.2% was at long term and 31.8% at short term). In the comparison of 4Q09 over 3Q09, Vivo’s net debt dropped by R$ 421.0 million, as a result of the strong operating cash generation in the period and a lower cost of debt.

The net debt in 4Q09, in relation to 4Q08, recorded a drop of R$1,516.1 million (R$3,786.0 million in 4Q09 and R$5,302.1 million in 4Q08). Such decrease is a result of another year of strong and consistent operating cash generation, more than sufficient to cover the CAPEX disbursements during year 2009, the payment of interest on own capital and dividends in December 2009 referring to fiscal year 2008, and the cost of debt.

Net Profit of R$ 857.5 million in 2009.

The consolidated Net Profit of R$ 857.5 million in 2009 represents an increase of 120.0% in relation to 2008, reflecting the better operational and financial performance. In the 4Q09, the net profit recorded R$221.6 million remaining stable in comparison with the 4Q08.

The Profit of Vivo Participações S.A. in 2009, which is the basis for payment of dividends, was of R$871.4 million. After deduction of the legal reserve of 5% and addition of the forfeited dividends, the Adjusted Net Profit came to a total of R$ 834.5 million, which shall be fully distributed.

Allocation of Interest on the Own Capital and Dividends

The Management of the Company proposed the payment of dividends at the rate of R$ 2.049299159273 per share, under equal conditions for common and preferred shares, in the total net amount of R$ 818,879,660.08.

Such dividends, declared on the basis of the balance sheet as of the end of 2009 to the holders of common and preferred shares, include interest on own capital in the amount of R$ 104,135,762.30, with deduction of 15% withholding income tax, resulting in net interests of R$ 88,515,397.96, that were approved at a meeting of the Board of Directors held on December 14, 2009 and to be posted to the dividends account, as set forth in article 9 of Law 9249/95, and added to the dividends in the amount of R$ 730,364,262.13. Such proposal will be submitted to the General Shareholders’ Meeting to be held in 2010, for approval.

The payment of the amounts relating to Interest on Own Capital and Dividends deliberated and pending payment shall be effect as follows: (i) 50% on April 19th, 2010 and (ii) the balance of 50% on October 25th, 2010.

Shareholding Structure and Capital Stock Composition

Summary Shareholding Structure

Portugal Telecom SGPS S.A.
T 0.01%
T 100%
Telefónica S.A.
T 50.00%
T 50.00%
PT Móveis SGPS S.A.
T 49.99%
Controlling Shareholder Group (Brasilcel, NV)
ON = Common Shares
PN = Preferred Shares
T = Total
ON 88.91%
PN 44.05%
T 59.42%
ON 11.09%
PN 55.52%
T 40.30%
VIVO PARTICIPAÇÕES S.A.
Others shareholders
ON 100%
PN 100%
T 100%
ON 100%
PN n/a
T 100%
Telemig Celular S.A.
VIVO S.A.

CAPITAL STOCK OF VIVO PARTICIPAÇÕES S.A. on December 31, 2009
Shareholders	Common Shares		Preferred Shares		TOTAL
Brasilcel, N.V.	52,731,031	38.4%	91,087,513	34.6%	143,818,544	35.9%
Portelcom Participações S.A.	52,116,302	38.0%	24,669,191	9.4%	76,785,493	19.2%
TBS Celular Participações LTDA	17,204,638	12.5%	291,449	0.1%	17,496,087	4.4%
Controlling Shareholder Group	122,051,971	88.9%	116,048,153	44.1%	238,100,124	59.4%
Treasury shares	0	0.0%	1,123,725	0.4%	1,123,725	0.3%
Others shareholders	15,217,217	11.1%	146,272,761	55.5%	161,489,978	40.3%
TOTAL	137,269,188	100.0%	262,320,914	100.0%	400,713,827	100.0%

Merger of Telemig Celular S.A.

Vivo communicated to its shareholders and to the market in general that, on December 03, 2009, it filed a request with the National Telecommunications Agency – Anatel for prior approval of the merger of Telemig Celular S.A. into Vivo Participações S.A., in conformity with the provisions set forth in Law no. 9472/97 – General Telecommunications Law, in the Regulation for Verification of Share Control and of Transfer of Share Control in Telecommunication Service Providers, as approved by Resolution no. 101/1999, as well as in other applicable regulatory instruments.
The Company shall keep its shareholders and the market informed about the progress of the requested analysis.
At the Extraordinary Shareholders’ Meeting held on November 30, 2009, the inclusion of the activity of mobile telephony service provider in the Bylaws of Vivo Participações was approved in order to enable the future merger mentioned above.

Corporate Restructuring. Merger of Telemig Celular Participações S.A.

Vivo Participações S.A. communicated, on November 19, 2009, that a Corporate Restructuring was carried out among its controlling Companies, resulting in the merger, into Portelcom Participações S.A. (“Portelcom”), of companies Tagilo Participações Ltda., Sudestecel Participações Ltda. and Avista Participações Ltda., whereby the merged companies were extinguished. It has further informed that Vivo Brasil Comunicações Ltda., which was previously 100% controlled by Brasilcel N.V., was also merged into Portelcom.
At an Extraordinary Meeting held on November 13, 2009, the merger into Vivo and consequent extinguishment of Telemig Celular Participações was approved, which  transaction was submitted to Anatel for previous approval. The referred approval was granted on November 04, 2009. Such merger represented a continuance with the corporate structure simplification process that started on July 27, 2009, with the approval by the respective shareholders.
More information can be obtained in our Investor Relations website www.vivo.com.br/ir.

CONSOLIDATED INCOME STATEMENTS - VIVO PARTICIPAÇÕES S.A.
	Consolidated	Consolidated		Consolidated		Consolidated	Combined
						Accum
R$ million	4 Q 09	3 Q 09	Δ%	4 Q 08	Δ%	2009	2008	Δ%
Gross Revenues	6,108.5	5,679.6	7.6%	6,002.9	1.8%	22,871.6	22,211.7	3.0%
Gross service revenues	5,232.0	5,026.5	4.1%	5,055.9	3.5%	19,939.4	18,925.5	5.4%
Deductions – Taxes and others	(1,314.7)	(1,237.8)	6.2%	(1,267.1)	3.8%	(4,933.7)	(4,755.5)	3.7%
Gross handset revenues	876.5	653.1	34.2%	947.0	-7.4%	2,932.2	3,286.2	-10.8%
Deductions – Taxes and others	(473.9)	(354.3)	33.8%	(467.5)	1.4%	(1,574.7)	(1,637.1)	-3.8%
Net Revenues	4,319.9	4,087.5	5.7%	4,268.3	1.2%	16,363.2	15,819.1	3.4%
Net service revenues	3,917.3	3,788.7	3.4%	3,788.8	3.4%	15,005.7	14,170.0	5.9%
Access and Usage	1,711.9	1,709.6	0.1%	1,804.2	-5.1%	6,768.6	6,494.0	4.2%
Network usage	1,540.2	1,531.5	0.6%	1,562.5	-1.4%	6,053.0	6,039.7	0.2%
Data Revenues plus VAS	625.3	510.5	22.5%	379.4	64.8%	2,035.4	1,438.9	41.5%
SMS + MMS	281.6	236.8	18.9%	193.7	45.4%	975.4	725.9	34.4%
Internet Revenues	303.3	235.8	28.6%	136.6	122.0%	894.1	507.3	76.2%
Other Data Revenues plus VAS	40.4	37.9	6.6%	49.0	-17.6%	165.9	205.7	-19.3%
Other services	39.9	37.1	7.5%	42.7	-6.6%	148.7	197.4	-24.7%
Net handset revenues	402.6	298.8	34.7%	479.5	-16.0%	1,357.5	1,649.1	-17.7%
Operating Costs	(2,907.6)	(2,683.2)	8.4%	(2,872.0)	1.2%	(11,144.9)	(10,951.6)	1.8%
Personnel	(245.0)	(205.7)	19.1%	(205.9)	19.0%	(875.8)	(795.0)	10.2%
Cost of services rendered	(1,238.9)	(1,113.4)	11.3%	(1,062.4)	16.6%	(4,510.2)	(4,025.2)	12.0%
Leased lines	(80.7)	(75.9)	6.3%	(77.3)	4.4%	(313.1)	(268.0)	16.8%
Interconnection	(671.7)	(565.2)	18.8%	(571.9)	17.5%	(2,313.2)	(2,208.5)	4.7%
Rent/Insurance/Condominium fees	(93.5)	(92.8)	0.8%	(85.4)	9.5%	(359.6)	(291.4)	23.4%
Fistel and other taxes and contributions	(220.8)	(214.4)	3.0%	(177.7)	24.3%	(860.1)	(670.7)	28.2%
Third-party services	(171.2)	(160.0)	7.0%	(145.9)	17.3%	(630.1)	(553.5)	13.8%
Others	(1.0)	(5.1)	-80.4%	(4.2)	-76.2%	(34.1)	(33.1)	3.0%
Cost of handsets	(491.7)	(455.2)	8.0%	(720.6)	-31.8%	(2,011.0)	(2,473.3)	-18.7%
Selling expenses	(886.8)	(854.3)	3.8%	(842.0)	5.3%	(3,404.4)	(3,300.4)	3.2%
Provision for bad debt	(40.2)	(30.2)	33.1%	(59.5)	-32.4%	(213.2)	(312.1)	-31.7%
Third-party services	(697.3)	(669.6)	4.1%	(640.0)	9.0%	(2,565.7)	(2,390.9)	7.3%
Costumer loyalty and donations	(98.0)	(105.0)	-6.7%	(97.7)	0.3%	(420.7)	(438.2)	-4.0%
Others	(51.3)	(49.5)	3.6%	(44.8)	14.5%	(204.8)	(159.2)	28.6%
General & administrative expenses	(160.0)	(151.2)	5.8%	(76.4)	109.4%	(609.8)	(600.8)	1.5%
Third-party services	(126.5)	(122.2)	3.5%	(47.3)	167.4%	(491.1)	(492.0)	-0.2%
Others	(33.5)	(29.0)	15.5%	(29.1)	15.1%	(118.7)	(108.8)	9.1%
Other operating revenue (expenses)	114.8	96.6	18.8%	35.3	225.2%	266.3	243.1	9.5%
Operating revenue	227.7	196.3	16.0%	135.2	68.4%	642.6	634.0	1.4%
Operating expenses	(102.0)	(96.1)	6.1%	(97.6)	4.5%	(392.6)	(414.0)	-5.2%
Other operating revenue (expenses)	(10.9)	(3.6)	202.8%	(2.3)	373.9%	16.3	23.1	-29.4%
EBITDA	1,412.3	1,404.3	0.6%	1,396.3	1.1%	5,218.3	4,867.5	7.2%
Margin %	32.7%	34.4%	-1.7 p.p.	32.7%	0.0 p.p.	31.9%	30.8%	1.1 p.p.
Depreciation and Amortization	(833.6)	(797.1)	4.6%	(805.8)	3.4%	(3,257.5)	(3,030.5)	7.5%
EBIT	578.7	607.2	-4.7%	590.5	-2.0%	1,960.8	1,837.0	6.7%
Net Financial Income	(136.9)	(90.8)	50.8%	(282.8)	-51.6%	(487.2)	(619.8)	-21.4%
Financial Revenues	22.5	45.0	-50.0%	65.2	-65.5%	209.1	330.3	-36.7%
Other financial revenues	45.9	54.7	-16.1%	90.5	-49.3%	251.6	371.8	-32.3%
(-) Pis/Cofins taxes on financial revenues	(23.4)	(9.7)	141.2%	(25.3)	-7.5%	(42.5)	(41.5)	2.4%
Financial Expenses	(139.8)	(168.3)	-16.9%	(312.7)	-55.3%	(702.9)	(871.0)	-19.3%
Other financial expenses	(129.4)	(151.4)	-14.5%	(236.4)	-45.3%	(616.1)	(547.3)	12.6%
Gains (Losses) with derivatives transactions	(10.4)	(16.9)	-38.5%	(76.3)	-86.4%	(86.8)	(323.7)	-73.2%
Exchange rate variation / Monetary variation	(19.6)	32.5	n.a.	(35.3)	-44.5%	6.6	(79.1)	n.a.
Taxes	(220.2)	(176.4)	24.8%	(71.2)	209.3%	(590.5)	(574.2)	2.8%
Minority Interest	0.0	0.0	n.a.	(14.4)	-100.0%	(25.6)	0.0	n.a.
Net Income	221.6	340.0	-34.8%	222.1	-0.2%	857.5	389.7	120.0%

CONSOLIDATED BALANCE SHEET - VIVO
R$ million	Consolidated	Consolidated
ASSETS	Dec 31. 09	Dec 31. 08	Δ%
Current Assets	6,822.9	8,927.3	-23.6%
Cash and equivalents cash	1,258.6	2,182.9	-42.3%
Temporary cash investments (collateral)	39.2	41.5	-5.5%
Net accounts receivable	2,546.8	2,578.5	-1.2%
Inventory	423.6	778.7	-45.6%
Deferred and recoverable taxes	1,982.7	2,358.7	-15.9%
Derivatives transactions	14.7	347.4	-95.8%
Prepaid Expenses	311.3	316.6	-1.7%
Other current assets	246.0	323.0	-23.8%
Non- Current Assets	15,194.2	14,869.5	2.2%
Long Term Assets:
Temporary cash investments (as collateral)	51.3	47.3	8.5%
Deferred and recoverable taxes	2,770.9	2,732.0	1.4%
Derivatives transactions	137.1	285.3	-51.9%
Prepaid Expenses	74.4	80.2	-7.2%
Other long term assets	118.5	46.3	155.9%
Investment	0.1	0.1	0.0%
Plant, property and equipment	6,445.1	7,183.9	-10.3%
Net intangible assets	5,566.9	4,439.0	25.4%
Deferred assets	29.9	55.4	-46.0%
Total Assets	22,017.1	23,796.8	-7.5%
LIABILITIES
Current Liabilities	6,933.1	9,379.8	-26.1%
Personnel, tax and benefits	161.3	185.5	-13.0%
Suppliers and Consignment	3,053.6	3,726.3	-18.1%
Taxes, fees and contributions	892.9	785.6	13.7%
Loans and financing	688.4	2,007.0	-65.7%
Debentures	266.3	1,112.8	-76.1%
Interest on own capital and dividends	934.4	545.9	71.2%
Contingencies provision	70.4	91.1	-22.7%
Derivatives transactions	31.0	105.4	-70.6%
Other current liabilities	834.8	820.2	1.8%
Non-Current Liabilities	4,893.2	5,561.7	-12.0%
Long Term Liabilities:
Taxes, fees and contributions	317.1	275.3	15.2%
Loans and financing	2,306.6	3,826.4	-39.7%
Debentures	1,863.2	1,056.9	76.3%
Contingencies provision	98.4	102.9	-4.4%
Derivatives transactions	131.4	98.0	34.1%
Other long term liabilities	176.5	202.2	-12.7%
Minority interest	0.0	587.8	-100.0%
Shareholder's Equity	10,190.8	8,267.5	23.3%
Total Liabilities and Shareholder's Equity	22,017.1	23,796.8	-7.5%

Indirect Cash Flow Statement (CONSOLIDATED/COMBINED)
In million of R$	Consolidated			Consolidated	Combined
CASH FLOW GENERATED FROM OPERATING ACTIVITIES	4Q 09	3Q 09	4Q 08	Accum 2009	Accum 2008
Net profit for the period	221.6	340.0	222.1	857.5	643.0

Adjustments for reconciliation of the net profit (loss) of the period with funds generated from operating activities
Minority interest	-	-	14.4	25.6	-
Depreciation and amortization	833.6	797.1	805.8	3,257.5	3,030.5
Residual cost of written-off fixed assets	2.4	1.1	3.8	3.9	34.1
Provisions (reversals) for inventory losses	9.6	(10.1)	4.6	(6.7)	(13.2)
Inventory written-off items	0.9	1.8	1.3	3.1	3.3
Provisions for disposal of assets	(39.0)	(1.9)	(45.8)	(41.7)	(7.6)
Provisions (reversals) for suppliers	6.5	46.4	48.8	(12.6)	(159.6)
Losses in forward and swap contracts	53.0	37.5	(557.9)	453.8	(515.4)
Provisions (reversals) for taxes and contributions	(17.5)	4.8	(7.7)	51.0	(167.7)
Losses in loans, financing and debentures	71.8	111.2	908.2	235.1	1,327.1
Monetary and exchange variations	(21.7)	(0.7)	17.5	(12.9)	25.9
Provisions for doubtful accounts	40.2	30.2	59.5	213.2	312.1
Provisions for contingencies	33.4	31.5	40.4	134.7	141.0
Provisions (reversals) for customer retention program	0.1	(40.7)	8.6	(52.0)	28.9
Deferred income tax	201.9	51.6	200.0	348.2	497.3
Adhesion to ICMS convention agreement	-	-	-	-	(251.6)
Post-employment benefit plans	1.5	0.6	3.5	3.3	4.3

Increase in operating assets
Accounts receivable	(53.8)	(227.9)	(232.3)	(181.5)	(479.0)
Inventory	54.5	(59.3)	(77.7)	358.7	(356.9)
Deferred and recoverable taxes	2.8	(127.4)	(156.7)	(76.3)	(313.2)
Other current and non-current assets	(56.7)	202.8	(104.9)	14.1	487.9

Reduction in operating liabilities:
Labor, payroll charges and pension benefits	(13.6)	19.2	(9.5)	(24.1)	(22.8)
Suppliers and accounts payable	(93.6)	(185.6)	229.3	(754.1)	432.6
Taxes, duties and contributions	29.7	101.0	(55.9)	80.2	523.6
Provisions for contingencies	(43.6)	(46.3)	(45.9)	(160.3)	(162.6)
Other current and non-current liabilities	63.8	91.7	(912.3)	101.7	151.4

Cash generated from operating activities	1,287.8	1,168.6	361.2	4,819.4	5,193.4

CASH FLOW GENERATED FROM INVESTMENT ACTIVITIES
Additions to property, plant & equipment and intangible assets	(453.6)	(546.0)	(280.5)	(2,275.3)	(2,952.6)
Additions to deferred assets	-	-	(6.5)	-	(30.3)
Aplication in investments funds	-	-	(0.9)	-	(0.9)
Additions to investments	-	(2.9)	(8.3)	(2.9)	(2,785.6)
Proceeds from disposal of property, plant & equipment	1.6	0.7	1.6	4.4	14.2
Cash used in investment activities	(452.0)	(548.2)	(294.6)	(2,273.8)	(5,755.2)

CASH FLOW GENERATED FROM INVESTMENT ACTIVITIES
Funding from loans, financing and debentures	940.1	677.8	961.6	1,952.5	3,306.8
Repayment of loans, financing and debentures	(906.3)	(1,757.9)	(598.3)	(4,291.4)	(1,756.6)
Payments of interest on loans, financing and debentures	(148.4)	(375.1)	(151.0)	(774.9)	(446.5)
Receipts (payments) for forward contracts and swaps	(24.2)	(19.5)	(41.9)	51.5	(541.0)
Receipts for stock replacement - share fractions	0.8	3.3	-	4.1	-
Proceeds from capital increase of minority interest	-	-	8.1	8.8	8.1
Payments of dividends and interest on own capital	(296.4)	(0.1)	(5.0)	(419.3)	(54.2)
Receipts (payments) for stock grouping, net	(0.2)	(0.3)	29.1	(1.2)	26.8
Cash used in financing activities	(434.6)	(1,471.8)	202.6	(3,469.9)	543.4

CASH INCREASE	401.2	(851.4)	269.2	(924.3)	(18.4)

CASH
Initial balance	857.4	1,708.8	1,913.7	2,182.9	2,201.3
Final balance	1,258.6	857.4	2,182.9	1,258.6	2,182.9
	401.2	(851.4)	269.2	(924.3)	(18.4)

CONFERENCE CALL – 4Q09

In Portuguese

Date: February 10, 2010 (Wednesday)
Time: 9:00 a.m. (Brasília time) and 06:00 a.m. (New York time)
Telephone number: (55 11) 2188-0188
Conference Call Code: VIVO
Webcast: www.vivo.com.br/ri

The conference call audio replay will be available until February 18, 2010 at telephone number (55 11) 2188-0188 - code: Vivo or in our website

In English

Date: February 10, 2010 (Wednesday)
Time: 11:00 a.m. (Brasília time) and 08:00 a.m. (New York time)
Telephone number: (+1 412) 858-4600
Conference Call Code: Vivo
Webcast: www.vivo.com.br/ir

The conference call audio replay will be available until February 18, 2010 at telephone number +1(412) 317-0088 - code: 437190# or in our website.

VIVO – Investor Relations
Cristiane Barretto Sales Carlos Raimar Schoeninger Janaina São Felicio

          Av Chucri Zaidan, 860 – Morumbi – SP – 04583-110

Telephone: +55 11 7420-1172 e-mail: ir@vivo.com.br Information available in our website: http://www.vivo.com.br/ir

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

GLOSSARY

Financial Terms:

CAPEX – Capital Expenditure.
Working capital = Operational Current assets – Operational Current liabilities.
Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions.
Net Debt / EBITDA – Index which evaluates the Company’s ability to pay its debt with the generation of operating cash within a one-year period.
EBIT – Earnings before interest and taxes.
EBITDA – Earnings result before interest. taxes. depreciation and amortization.
Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company’s financial leverage.
Operating Cash Flow = EBITDA – CAPEX.
IST = Telecommunications Services Index.
EBITDA Margin = EBITDA / Net Operating Revenue.
Allowance for doubtful accounts  = A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days, includes part of clients under negotiation.
NE – Shareholders’ Equity.
Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions.

Technology and Services

1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology.
CDMA – (Code Division Multiple Access) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.
CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second.
CSP – Carrier Selection Code.
SMP – Personal Mobile Services.
SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.
WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers’ handsets. WAP supports a specific language (WML) and specific applications (WML script).
ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop.
GSM – (Global System for Mobile) – an open digital cellular technology used for transmitting mobile voice and data services. It is a circuit witched system that divides each channel into time-slots.

Operating indicators:

Gross additions – Total of customers acquired in the period.
Net additions = Gross Additions – number of customers disconnected.
ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period.
Postpaid ARPU – ARPU of postpaid service users.
Prepaid ARPU – ARPU of prepaid service users.
Blended ARPU – ARPU of the total customer base (contract + prepaid).
Entry Barrier – Value of the least expensive phone offered.
Customers – Number of wireless lines in service.
Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2).
Market share = Company’s total number of customers / number of customers in its operating area.
Market share of net additions: participation of estimated net additions in the operating area.
MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outbound minutes + incoming minutes) / monthly average of customers in the period.
Postpaid MOU – MOU of postpaid service users.
Prepaid MOU – MOU of prepaid service users.
Market penetration = Company’s total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company’s operating area.
Productivity = number of customers / permanent employees.
Right planning programs – Customer profile adequacy plans
SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.
VC – amount owed by the User, per time unit, for the communication.
VC1 – amount owed by the User, per time unit, for a call made to a STFC Access Code in the internal geographic area of the Registration Area of the call originated.
VC2 – amount owed by the User, per time unit, for a domestic long distance call to a location outside the registration area where the user is located but inside his/her primary area code.
VC3 – amount owed by the User, per time unit, for a domestic long distance call to a location outside the registration area where the user is located and outside his/her primary area code.
VU-M – amount payable to a SMP Operator, per time unit, for the use of its network (interconnection fee).
Partial Bill & Keep – system of collection for use of local network between SMP operators which occurs only when traffic between them exceeds 55%, which impacts revenue and interconnection cost. Application of Partial Bill &Keep ceased as from July 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2010

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.